UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 28, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 28, 2019, regarding result of the Spor Toto tender in which our subsidiary İnteltek participated.

Istanbul, February 28, 2019

Announcement Regarding the Result of the Spor Toto Tender in which Our Subsidiary İnteltek Participated

With reference to our announcement dated February 13, our 55% owned subsidiary İnteltek İnternet Teknoloji Yatırım ve Danışmanlık Ticaret A.Ş. (“İnteltek”) has been notified that the “Tender on Fixed Odds and Pari-Mutuel Betting Games Based on Sports Competitions Shall Be Made by Spor Toto Directorate through Private Legal Entities” is concluded. The tender was awarded to the other bidder. The respective revenues comprise 1% of our consolidated revenues while 2019 contribution is expected to be lower considering our ongoing contract and the transfer process.

İnteltek, which has been operating İddaa game since 2004, has been one of the greatest supporters of the sports since its establishment, and contributed significantly to the development of the sports industry. With respect to the tender process, our rights stemming from the law will be exercised by Inteltek within the respective time frame.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 28, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 28, 2019	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer